UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

8 April 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Warner Chilcott Public Limited Company

File No. 0-53772 -- CF# 24788

_____

Warner Chilcott Public Limited Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 1, 2010.

Based on representations by Warner Chilcott Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.57	through January 1, 2015
Exhibit 10.58	through January 1, 2015
Exhibit 10.59	through January 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel